Filed by NetScreen Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NetScreen Technologies, Inc.

Commission File No.: 000-33387

The following slide was presented at NetScreen’s Annual Meeting of Stockholders held on March 5, 2004.

Juniper to Acquire NetScreen

• NetScreen’s reasons for the merger

– Complementary technologies

• Combines NSCN’s ASIC-based network security offerings with JNPR’s IP-based networking products

– Prospect for an improved competitive environment

– Non-overlapping customer bases

– Combined financial strength

1 NetScreen Confidential